REGAL-BELOIT CORPORATION
200 State Street
Beloit, Wisconsin  53511

September 8, 2010

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended January 2, 2010
Filed March 2, 2010
Form 10-Q for the Fiscal Quarter Ended April 3, 2010
Filed May 11, 2010
File No. 1-7283

Ladies and Gentlemen:

Regal-Beloit Corporation (the “Company”), a Wisconsin corporation (File No. 1-7283), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 20, 2010, with respect to the above-referenced filings (the “Filings”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, REGAL-BELOIT CORPORATION By: /s/ Henry W. Knueppel Henry W. Knueppel Chairman and Chief Executive Officer